					Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Adjusted	Adjusted	Adjusted	Adjusted
	2006	2005	2004	2003	2002
	(thousands)
Income from continuing operations	$149,321	$143,645	$145,028	$125,373	$102,158
Add
Minority interests in subsidiaries	-	7,805	(5,087)	(1,263)	-
Income subtotal	149,321	151,450	139,941	124,110	102,158

Add
Taxes on income	70,302	47,984	53,703	83,270	62,532
Kansas City earnings tax	544	498	602	418	635
Total taxes on income	70,846	48,482	54,305	83,688	63,167

Interest on value of leased property	4,144	6,229	6,222	5,944	7,093
Interest on long-term debt	55,360	56,655	61,237	57,697	63,845
Interest on short-term debt	7,998	3,117	480	560	1,218
Mandatorily Redeemable Preferred
Securities	-	-	-	9,338	12,450
Other interest expense and amortization	3,207	3,667	13,951	4,067	3,772

Total fixed charges	70,709	69,668	81,890	77,606	88,378

Earnings before taxes on
income and fixed charges	$290,876	$269,600	$276,136	$285,404	$253,703

Ratio of earnings to fixed charges	4.11	3.87	3.37	3.68	2.87